UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                SCHEDULE 13D/A
                    Under the Securities Exchange of 1934
                             (Amendment No. 50)



                         CNA Financial Corporation
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                              (Name of Issuer)

                                Common Stock
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                      (Title of Class of Securities)

                                126117-10-0
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                               (CUSIP Number)


                              Gary W. Garson,
                    Senior Vice President and Secretary
                             Loews Corporation
                         New York, New York 10021
                              (212) 521-2932
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications)

                             November 24, 2003
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              SCHEDULE 13D/A

CUSIP No. 126117-10-0                                              Page 2 of 5
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1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Loews Corporation
     I.R.S. Identification No.:  13-2646102
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[  ]
                                                                       (b)[  ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)
     WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                          [  ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
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                        7  SOLE VOTING POWER

                           233,620,515, including 32,327,015 shares issuable
                           upon the conversion of the Preferred Stock
                           described in Item 4 below.
NUMBER OF SHARES       -------------------------------------------------------
BENEFICIALLY OWNED      8  SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH            -------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER

                           233,620,515, including 32,327,015 shares issuable upon the conversion of the Preferred Stock described in Item 4 below.
                       -------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                       -------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    233,620,515, including 32,327,015 shares issuable upon the conversion of the Preferred Stock described in Item 4 below.
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
    Instructions)                                                         [  ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    91.3%, assuming the issuance of 32,327,015 shares issuable upon the conversion of the Preferred Stock described in Item 4 below.
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14  TYPE OF REPORTING PERSON (See Instructions)

      HC
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                                Page 2 of 5 Pages

  The following information amends and supplements certain information contained in the Schedule 13D of Loews Corporation, a Delaware corporation ("Loews"), as amended and restated by Amendments Nos. 1 through 49 thereto, relating to the common stock, par value $2.50 per share (the "Common Stock"), of CNA Financial Corporation, a Delaware corporation ("CNA").

Item 3.  Source and Amount of Funds or Other Consideration.

  The Information contained in Item 3 is hereby amended and supplemented by adding the following information:

  The $750 million purchase price for the shares of Series I Convertible Participating Preferred Stock, without par value, of CNA ("Preferred Stock") convertible into the Common Stock to which this Schedule relates and acquired by Loews pursuant to the Capital Support Agreement referred to in Item 4 below, was provided from Loews's internally generated funds.

Item 4.  Purpose of Transaction.

  The information contained in Item 4 is hereby amended and supplemented by adding the following information:

  On November 12, 2003, Loews, CNA and Continental Casualty Company, a wholly owned subsidiary of CNA, entered into a Capital Support Agreement (the "Capital Support Agreement") pursuant to which, among other things, CNA agreed to sell and Loews agreed to purchase for $750 million shares of Preferred Stock that would be convertible into Common Stock at a conversion price based on the volume weighted average of the daily trading prices of Common Stock for the five trading days from and including November 17, 2003 through November 21, 2003. On November 24, 2003 Loews acquired 32,327.015 shares of Preferred Stock pursuant to the Capital Support Agreement, which shares are convertible into 32,327,015 shares of Common Stock, as described below.

  The Preferred Stock will convert into Common Stock at such time as either stockholder approval of the issuance of such Common Stock is obtained, as required by the rules of the New York Stock Exchange, or an exemption from such requirement is granted by the New York Stock Exchange. Loews assumes that this conversion will occur within sixty days of the date of this Schedule.

                                Page 3 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

  The information contained in Item 5 is hereby amended and supplemented by adding the following information:

  On November 24, 2003, pursuant to the Capital Support Agreement, Loews purchased for $750 million shares of Preferred Stock which are convertible into 32,327,015 shares of Common Stock. Loews currently owns directly 201,293,500 shares, or 90.0% of the outstanding Common Stock. Assuming conversion of the Preferred Stock, Loews would own 233,620,515 shares, or 91.3% of the outstanding Common Stock.

Item 7.  Material to be Filed as Exhibits.

     (a)  Exhibits.

          Exhibit 4. Certificate of Designation Relating to the Series I Convertible Participating Preferred Stock with No Par Value of CNA Financial Corporation.

                                Page 4 of 5 Pages

                                    SIGNATURE

  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.


                                      LOEWS CORPORATION


November 26, 2003                     By: /s/ Gary W. Garson
                                          ------------------
                                          Gary W. Garson
                                          Senior Vice President
                                          and Secretary

                                Page 5 of 5 Pages


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